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                                                                    EXHIBIT 99.4


                 [RALEIGH CAPITAL ASSOCIATES L.P. LETTERHEAD]





                                                              September 13, 1996


BY FACSIMILE AND COURIER

Arvida/JMB Managers, Inc.
 as General Partner of
 Arvida/JMB Partners, L.P.
900 North Michigan Avenue
Chicago, Illinois 60611
Attn:  Judd D. Malkin, Chairman

Gentleman:

                 The undersigned, Raleigh Capital Associates L.P., is the holder of approximately 19.7% of assignee interests in Arvida/JMB Partners, L.P. (the "Partnership").

                 As we have previously informed you, Raleigh strongly believes that the Partnership's proposed financing transaction (at above market rates) with Starwood Capital Group, L.P. (the "Starwood Financing Proposal") is not in the best interests of the Partnership. You have indicated that the financing would allegedly permit the Partnership to make a cash distribution to unitholders of approximately $350-$400, but you have publicly conceded that the Starwood Financing Proposal would highly leverage the Partnership and, as a result, may substantially impede the ability of the Partnership to make any future cash distributions.

                 We remain troubled that, after having met with us and received our offer of assistance to secure superior financing (or, in the event of our failure to do so, at least match the Starwood terms), you have refused our assistance and continue to pursue the Starwood Financing Proposal against our strenuous objection as your largest interestholder. In light of the foregoing and your continued refusal to discuss with us in good faith a negotiated transaction, we believe that you have left us no other alternative but to propose to you directly the merger transaction described below.

                 We are writing this letter to propose (the "Raleigh Proposal") that the Partnership enter into a formal, binding agreement with an entity to be established by Raleigh pursuant to which the Partnership and the entity would merge or otherwise combine and pursuant to which the current unitholders would be given the choice of receiving either (i) $500 per limited partnership interest and assignee interest therein ("Unit") in cash or (ii) $525 per Unit, composed of $400 per Unit in cash plus a security of the surviving entity (the "Security") which would be worth not less than $125 per Unit, or more if the Lehman Brothers projections set forth in the Lehman Valuation (as defined below) are attained. The valuation of the Security would supported by nationally recognized investment bankers. Furthermore, the Raleigh entity would seek to have the Security listed for trading on a national securities exchange. The second option is designed to give the unitholder choosing this option an opportunity to share in the future of the enterprise.
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Arvida/JMB Managers, Inc.
September 13, 1996
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                 The Raleigh Proposal is not subject to obtaining financing, and is based upon publicly available information regarding the Partnership, including the assumptions made by Lehman Brothers in advising the Partnership with respect to the value of the Units (the "Lehman Valuation"), upon which we have relied.

                 The Raleigh Proposal will afford those unitholders desiring immediate liquidity the opportunity to achieve a price of $500 per Unit in immediate cash (or potentially more if the second option is elected), which is significantly higher than any of the previous offers made for Units. Those unitholders that do not require immediate liquidity will continue to have an interest in the future of the enterprise and will have received an initial cash amount equal to or in excess of the distribution expected to be made in the Starwood Financing Proposal and will have received a combined value of cash and securities which approximates the Lehman Unit valuation. We believe that the General Partner will recognize that the Raleigh Proposal is far more beneficial to the unitholders than the Starwood Financing Proposal and can be considered by the General Partner without violating the improvident exclusivity provisions of the agreement with Starwood by which the general partner feels bound. The Raleigh Proposal is conditioned upon the Starwood Financing Proposal not being consummated and will require a favorable vote of unitholders. In fact, it would be acceptable to Raleigh for the unitholders to be permitted to vote on whether the Partnership should enter into the Raleigh Proposal or consummate the Starwood Financing Proposal.

                 We are prepared to enter into immediate negotiations with you with respect to the Raleigh Proposal with a view toward consummating the transaction as soon as practicable. Should you continue, however, to follow your current course of action, Raleigh will have no choice but to pursue other alternatives which will be intended to afford unitholders the opportunity to decide for themselves exactly what is in their best interest and not just the General Partner's. This letter proposal will expire by its terms at 5:00 p.m. on Wednesday, September 18, 1996, and we would expect to hear your favorable response prior to such time.

                                        Very truly yours,

                                        RALEIGH CAPITAL ASSOCIATES L.P.

                                        By:  Raleigh GP Corp.



                                             By:/s/Michael Ashner
                                                ----------------------------
                                                    Michael Ashner
                                                    President